

September 3, 2015

<u>Via E-Mail</u>
James W. Allen, Esq.
Stinson Leonard Street LLP
1201 Walnut Street, Suite 2900
Kansas City, MO 64106

> Re: **Kansas City Life Insurance Company**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed on September 2, 2015**
> **File No. 1-33348**
>
> **Amendment No. 1 to Schedule 13E-3**
> **Filed on September 2, 2015**
> **File No. 5-17065**

Dear Mr. Allen:

We have reviewed the above filings and related response letter and have the following additional comments.

<u>Preliminary Proxy Statement</u>

<u>General</u>

1.   We note the Company's response to prior comment 3 and its reference to the disclosure indicating that the Board attached significant weight to the fairness analysis performed by Duff & Phelps, which included consideration of clauses (iii) and (vi) of Instruction 2 to Item 1014 of Regulation M-A. As noted in Question No. 20 of Exchange Act Release No. 34-17719, the discussion of the factors referenced in Item 1014 must be that of the issuer, and a reference to an opinion of an investment advisor which fully analyses the factors does not satisfy the requirements of Item 1014 unless the issuer expressly adopts the advisor's discussion of such factors. Please revise the disclosure accordingly.

2.   We note the Company's response to prior comment 5. While the proxy statement was revised to eliminate the referenced limitation, the fairness opinion was not. We reissue the comment with respect to the fairness opinion.

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    Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                            Sincerely,

                                            /s/ Perry J. Hindin

                                            Perry J. Hindin
                                            Special Counsel
                                            Office of Mergers & Acquisitions